China Digital TV Reaches Framework Agreement with Cinda Investment

Beijing, June 13, 2014 - China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access ("CA") systems and comprehensive services to China's expanding digital television market, announced that it has reached a framework agreement (the “Framework Agreement”) with Cinda Investment Co. Ltd. (“Cinda Investment”), an integrated investment company and a wholly-owned subsidiary of China Cinda Asset Management Co., Ltd., regarding an asset restructuring (the “Restructuring”). Under the terms of the Framework Agreement, China Digital TV plans to inject its CA, Network Broadcasting Platform and Video on Demand business into Shanghai Tongda Venture Capital Co., Ltd. (”Tongda Venture”) (Stock Code: 600647), a company listed on the Shanghai Stock Exchange and controlled by Cinda Investment. In exchange, China Digital TV will acquire a controlling stake in Tongda Venture and receive RMB1.15 billion in cash from Tongda Ventrue. China Digital TV expects to consolidate Tongda Venture financially upon completion of the Restructuring.

Under the terms of the Restructuring, China Digital TV will grant warrants of between US$25 million and US$30 million (the “Warrants”) to Cinda Investment (or no more than two affiliates designated by Cinda Investment). Under the Warrants, Cinda Investment may purchase new shares in China Digital TV at a price per share that equals the weighted average trading price of the Company's ordinary shares (represented by American depositary shares) listed on the New York Stock Exchange for the 20 trading days prior to the date on which the Framework Agreement was approved by China Digital TV’s Board. The completion of the Restructuring under the Framework Agreement is a precondition to the exercising of the Warrants by Cinda Investment.

According to the Framework Agreement, China Digital TV will place a RMB10 million performance bond with Cinda Investment. The guarantee period commences from the effective date of the Framework Agreement and ends on the earlier of the completion of the Restructuring and December 31, 2015.

There will be significant difficulties and uncertainties in completing the Restructuring, which is pending the entry of definitive transaction agreements, and is also subject to applicable approvals by the board of directors and shareholders of the relevant parties involved as well as regulatory clearance (including that by the China Securities Regulatory Commission, the PRC Ministry of Finance and the PRC Ministry of Commerce). The Restructuring is expected to be subject to close scrutiny by the regulators amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Restructuring will terminate if it has not been completed by December 31, 2015.

China Digital TV is expected to engage in strategic cooperation with Cinda Investment, and other businesses of China Digital TV may receive investments from Cinda Investment.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the second quarter of 2014 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems and comprehensive services to China's expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

About Cinda Investment

Cinda Investment Co. Ltd (“Cinda Investment”) is a wholly-owned subsidiary of China Cinda Asset Management Co., Ltd. (“China Cinda”), as well as the flagship subsidiary of China Cinda’s investment and asset management business. With a registered capital of RMB2 billion, Cinda Investment is an integrated investment company incorporating alternative asset management, investment and operations in capital markets, real estate, commercial property and hotels. As China Cinda’s professional investment platform, Cinda Investment specializes in asset management, particularly of non-performing assets, with a focus on the real estate and financial sectors.

About Tongda Venture

Shanghai Tongda Venture Capital Co., Ltd. (Ticker: 600647) was founded in 1992 and is listed on the Shanghai Stock Exchange. Cinda Investment Co. Ltd. is currently Tongda Venture’s largest shareholder. Shanghai Tongda’s business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales.

Investor Contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8610

Email: chinadigital@brunswickgroup.com

In the U.S.:

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

Email: chinadigital@brunswickgroup.com